

January 7, 2021

Marc Stad
Chief Executive Officer
Dragoneer Growth Opportunities Alpha Corp.
One Letterman Drive
Building D, Suite M500
San Francisco, CA 94129

> **Re: Dragoneer Growth Opportunities Alpha Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 31, 2020**
> **CIK No. 0001827076**

Dear Mr. Stad:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 31, 2020

Use of Proceeds, page 76

1.   Your total estimated offering costs do not sum up to $1,000,000. Please revise as necessary. Additionally, either remove the brackets around the "Director and Officer liability insurance premiums" amounts or disclose what these amounts represent and why they are reflected in this presentation.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher J. Capuzzi